INTERFACE, INC.

2859 PACES FERRY ROAD, SUITE 2000

ATLANTA, GEORGIA 30339

September 12, 2017

VIA EDGAR, E-Mail and UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	Interface, Inc. Form 10-K for the Fiscal Year Ended January 1, 2017 Filed March 2, 2017 File No. 001-33994

Dear Ms. Thompson:

On behalf of Interface, Inc. (the “Company”), I provide the responses below to the Staff’s comment letter to the Company dated August 28, 2017 relating to the Company’s Form 10-K for the Fiscal Year Ended January 1, 2016, filed with the Commission on March 2, 2017 (“Form 10-K”) (File No. 001-33994).

The responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.

Financial Statements

Notes to Consolidated Financial Statement

Note 15 – Employee Benefit Plans, page 58

1.

We note that you included a $32.2 million indexation benefit in your projected benefit obligation and plan assets during fiscal 2016. Citing U.S. GAAP sources, please tell us in sufficient detail how you determined your accounting treatment. As part of your response, provide us with your consideration of whether or not the indexation represents a plan amendment, as defined in ACS 715-30-20.

Response:

Our European defined benefit plan covers our Dutch employees, and the plan includes the $32.2 million indexation benefit referred to in the Staff’s comment. The indexation benefit represents an increase in benefits based on existing provisions within the plan itself that provides for discretionary benefit increases based on a formula similar to the consumer price index.

U.S. Securities and Exchange Commission

September 12, 2017

Defined benefit plans in the Netherlands do not guarantee that pension payments will increase with the cost of living and instead offer what is known as conditional or discretionary indexation. The indexation offered by our Dutch plan in 2016 is not a result of a plan amendment as described in ASC-715-30-20; it is a discretionary change incorporated in the existing plan.

In 2016, the plan’s annuitized assets performed well, and management of the plan currently expects the plan assets to continue to perform well in the future. Consequently, plan management decided to exercise its discretion, as allowed by the current plan document, to provide pension benefits that are calculated using a one-time indexation in line with long-term wage inflation. As noted, this is an entirely discretionary indexation and will be paid for by the expected future return on plan assets. The indexation benefit is not guaranteed and is only provided if asset performance continues at current levels. If plan management determines that asset returns have not and will not continue at the projected performance level, the indexation benefit may be removed at the discretion of plan management.

The accounting for the defined benefit pension obligation is derived from the definition of benefits to be paid. As described in ASC 715-30-05-4, “the amount of benefit to be paid depends on a number of future events that are incorporated in the plan’s benefit formula.” Given this language, the Company determined that it was appropriate to include indexation in the plan’s benefit formula, as at this time the Company believes future asset performance will allow the payment of the indexed benefits to plan participants. The $32.2 million was included in the plan asset actual return and in the end of the year plan asset fair value. The Company’s accounting for the increase in assets and increase in pension liability is as follows:

1.	Increase the pension liability by $32.2 million, the amount of the indexation benefit.

2.	Decrease accumulated other comprehensive income for the amount of the indexation benefit, $32.2 million.

3.	Decrease the pension liability by $32.2 million, the actual return on assets that was greater than the expected asset return.

4.	Increase accumulated other comprehensive income by $32.2 million, the actual return on assets that was greater than the expected asset return.

The Company did account for the discretionary change in benefits as it would have a plan amendment under ASC 715-30-20, although the Company does not consider this discretionary change an amendment of the plan. In future applicable filings the Company intends to strengthen the language on this matter to more clearly characterize the indexation amount as a discretionary benefit and not a plan amendment. The Company anticipates the new disclosure will be in substantially the following form, edited as applicable:

U.S. Securities and Exchange Commission

September 12, 2017

“The increase in projected benefit obligation and plan assets in the Europe plan was primarily as a result of a decision by the Company to include in the 2016 valuation an additional indexation benefit to plan participants. This additional benefit was a result of favorable asset returns in the past four years and the anticipation that such returns would continue in the future. As a result, the Company included an indexation benefit (a long-term wage inflation increase in benefit payments) of $32.2 million in the benefit formula and consequently in the projected benefit obligation. This additional benefit is not guaranteed to plan participants, but our current projections indicate that our current and future plan asset performance will likely enable the Company to provide indexed benefits to our Dutch plan participants. This indexation amount is not a result of a plan amendment as defined by accounting standards and can be removed at the discretion of the Company if the plan assets do not perform as currently expected. As a result of the indexation of benefits and the performance of the plan assets, both the plan projected benefit obligation and plan assets increased by the amount of the indexation in 2016.”

* * * * *

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6883. Thank you.

Sincerely,

/s/ Gregory J. Bauer

Vice President and Chief Accounting Officer

cc:	David B. Foshee, Vice President, General Counsel and Secretary
David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP